UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 19, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED – CHANGE OF AUDITOR

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or “Company”)

NEWS RELEASE
NOTIFICATION OF CHANGE IN EXTERNAL AUDITOR

In terms of paragraph 3.75 to 3.78 of the JSE Limited Listings Requirements, shareholders are advised that, following the conclusion of a comprehensive tender process, the Audit and Risk Committee has recommended, and the Board has endorsed, the proposed appointment of PricewaterhouseCoopers Inc. (“PwC”) as the external auditor of AngloGold Ashanti with effect from the financial year 2023.

The change in external auditor was initiated by AngloGold Ashanti’s decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the annual general meeting of the Company scheduled for May 2022. Ernst & Young Inc. (“EY”) will continue as external auditor of AngloGold
Ashanti in respect of the financial years 2021 and 2022.

AngloGold Ashanti thanks EY for their contribution over the years and looks forward to working with PwC.

ENDS

Johannesburg
19 November 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain
+27 66 364 0038
jbain@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 19, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary